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                              October 18, 2021

       Richard Ferrari
       Executive Chairman of the Board
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
8, 2021
                                                            CIK No. 0001560293

       Dear Mr. Ferrari:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted October 8,
2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Borrowings, page 60

   1. We note from your revised disclosure on page 61 in response to prior comment 11 that the convertible promissory
notes issued in June 2021 are convertible into your subsidiary   s
                                                        Series A Preferred
Stock. We also note from your disclosure on page F-14 that shares of
                                                        the company   s Series
A Convertible Preferred Stock have been set aside for the potential conversion of TTAG
Series A shares owned by its minority shareholders. Please address these securities in
footnote 3 on page 13. If there will be any preferred securities of your subsidiary outstanding
after your offering, please include related disclosure, including risk factor disclosure
regarding voting rights, liquidation preferences, etc., if appropriate.
 Richard Ferrari
Tenon Medical, Inc.
October 18, 2021
Page 2
Business
Legal Proceedings, page 84

2. We note your revised disclosure here that provides a description of the ongoing arbitration with former director and CEO, Khalid Mentak, "for unpaid wages and other claims." We also note your statement on page 93 that "Mr. Mentak has filed for arbitration against the
      Company for claims under the KM Consulting Agreement." Please revise your description here to clarify the factual basis alleged to underlie the proceeding.
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard Ferrari
                                                           Division of
Corporation Finance
Comapany NameTenon Medical, Inc.
                                                           Office of Life
Sciences
October 18, 2021 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName